July 11, 2012	File No. 048370-0008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Rose Zukin Daniel Greenspan
Re:	KYTHERA Biopharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-181476

Ladies and Gentleman:

        On behalf of KYTHERA Biopharmaceuticals, Inc. (the "Company"), we are hereby filing Amendment No. 2 ("Amendment No. 2") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on May 17, 2012 and amended on June 11, 2012 (as amended, the "Registration Statement"). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 2, three of which have been marked to show changes from the most recent amendment to the Registration Statement.

        Amendment No. 2 has been revised to reflect the Company's responses to the comment letter received on June 18, 2012, from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto.

July 11, 2012

Amendment No. 1 to Registration Statement on Form S-1/A

1.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

  Response:    The Company respectfully acknowledges the Staff's comment and will include a bona fide price range in any future pre-effective amendment to the Registration Statement which includes a price range.

2.
Please refer to the photographs on the following pages:

  •
  The first and third pages that follow immediately after the prospectus cover page;

  •
  Pages 96-98; and

  •
  Pages 109-111

  Notwithstanding your statements accompanying some of the photographs that "individual results may vary," the photographs themselves strongly suggest that users of ATX-101 will see results similar to that of the featured patients. Because you have selected photographs of a very small subset of the total patient population that took part in your clinical studies, potential investors may mistake these results as more broadly representative of the clinical subjects than is appropriate and may wrongly assume that product efficacy, and therefore regulatory approval, are assured. Accordingly, please remove these photographs from your registration statement.

  Response:    The Company respectfully acknowledges the Staff's comment and, after discussion with the Staff, has revised Amendment No. 2 to include an additional photograph of a patient with a 0-grade change on the clinician reported scale. The Company respectfully submits to the Staff that the patient photographs included in Amendment No. 2 are representative of the outcomes experienced by patients across the Company's U.S. Phase IIb clinical study and European Phase III trials, and in particular the Company advises the Staff that approximately 50% of the patients experienced a 1-grade improvement on the clinician reported scale.

3.
Please also remove the photograph that appears on the page that follows page F-31, as its relevance is questionable and may create the impression that the woman shown in the photograph has been treated with ATX-101.

  Response:    The Company respectfully acknowledges the Staff's comment and has removed the above-referenced page from Amendment No. 2.

4.
Please refer to the page that is two pages after the prospectus cover page, which states that you "are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel prescription products for the aesthetic medicine market." On this page, please include a legend that is prominent in both size and font that the statements made on this page do not refer to approved products and may not be indicative of all results. Please also state that the company is subject to numerous risks, including the risk that you may be unable to obtain regulatory approval for ATX-101. Please cross-reference the Risk Factor section in this legend.

  Response:    The Company respectfully acknowledges the Staff's comment and has removed the above-referenced page from Amendment No. 2.

  July 11, 2012

5.
On page 3 and on page 87, you state that you "believe ATX-101, if approved, has the potential to reach long-term annual sales of $500 million in the United States." Please briefly describe the basis for your belief.

  Response:    The Company respectfully acknowledges the Staff's comment and submits to the Staff that the following is the basis for the above referenced statement:

  The facial aesthetic market today is comprised of two classes of injectable products, botulinum toxins, which generally are applied in the upper face for the treatment of wrinkles, and filler products, which generally are applied to the mid-face for the treatment of volume loss. In the U.S., ATX-101, if approved, as of now would be the only injectable drug product indicated to treat the "double chin" as an aesthetic treatment for shaping the lower face and jawline.

  According to ASAPS and GlobalData Research, there were approximately 5.7 million facial injectable procedures performed in the U.S. in 2011 (which includes treatments with both botulinum toxins and filler products), which is estimated to equate to approximately 1.9 million patients (i.e. 3 procedures of either botulinum toxin and/or filler per patient). The U.S. facial injectable market was valued at $850 million in 2011 ($500 million toxins and $350 million fillers) and is forecasted to approach $2.0 billion ($1.3 billion toxins, $680 million fillers) by 2018, a compound annual growth rate of 13%. ATX-101, if approved, is expected to be priced comparably to the current facial injectable products. The Company's market research indicates that 78% of current botulinum toxin/filler patients have a treatable double chin and are eligible for treatment with ATX-101. Based on these indications, the Company expects long-term sales of ATX-101 to approximate botulinum toxin and filler sales potential, which is greater than $500 million for each product class.

* * *

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

                      Very truly yours,

                      /s/ Brian J. Cuneo

                      Brian J. Cuneo
                      of LATHAM & WATKINS LLP

cc:
Keith R. Leonard, Jr., KYTHERA Biopharmaceuticals, Inc.
John W. Smither, KYTHERA Biopharmaceuticals, Inc.
Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP